WNS Holdings Files Annual Report on Form 20-F

NEW YORK & MUMBAI, India, June 15, 2010 — WNS (Holdings) Limited (NYSE: WNS) (“WNS”), a leading provider of global business process outsourcing services, today announced that it has filed its annual report on Form 20-F for the fiscal year ended March 31, 2010, containing its annual consolidated financial statements for that fiscal year and the auditors’ report thereon (the “Annual Report”), with the United States Securities and Exchange Commission. As previously announced, the Annual Report includes WNS’s restated audited financial statements for the years ended March 31, 2009 and 2008 (as well as restated selected financial information for the years ended March 31, 2007 and 2006 and restated quarterly information for fiscal 2010 and 2009) to reflect accounting changes described therein.

The Annual Report is available on WNS’ corporate Web site at www.wns.com, in the Investor Relations section. WNS will, upon request, provide shareholders with a copy of the 2010 Annual Report free of charge. Requests should be made by sending a written request to our registered office or by sending an email to ssd@capitaregistrars.com, attention Michele Ivory or ameya.paranjape@wns.com, attention: Ameya Paranjape.

About WNS
WNS is a leading global business process outsourcing company. Deep industry and business process knowledge, a partnership approach, comprehensive service offering and a proven track record enables WNS to deliver business value to some of the leading companies in the world. WNS is passionate about building a market-leading company valued by our clients, employees, business partners, investors and communities. For more information, visit www.wns.com.

CONTACT:

Investors:	Media:

Alan Katz SVP — Investor Relations WNS (Holdings) Limited +1 212 599-6960 ext. 241 ir@wns.com	Emily Cleary CJP Communications +1 212 279-3115 ext. 257 ecleary@cjpcom.com